UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 2)*

                 National Energy Group, Inc.
                      (Name of Issuer)

       Class A Common Stock, Par Value $.01 Per Share
               (Title of Class of Securities)

                         163581 21 0
                       (CUSIP Number)

                     Marc Weitzen, Esq.
        Gordon Altman Butowsky Weitzen Shalov & Wein
              114 West 47th Street, 20th Floor
                  New York, New York 10036
                       (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       August 7, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 27, 1995, by High
River Limited Partnership, a Delaware limited partnership
("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the
"Registrants") and amended on July 22, 1996, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed by the Registrants.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following:

          Under the Certificate of Designations of National Energy Group, Inc. of Convertible Preferred Stock, Series D (the "Certificate of Designations"), a holder of Convertible Preferred Stock, Series D, par value $1.00 per share ("Preferred Stock") has the right to elect a member of the board of directors of National Energy Group, Inc., a Delaware corporation (the "Company") and under certain circumstances to elect up to one more than one-half the total number of directors of the Company.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item 6 is hereby amended by adding the following:

          On August 7, 1996, High River and the Company executed a stock purchase agreement (the "Stock Purchase Agreement"), pursuant to which High River agrees to acquire for $10 million, subject to certain conditions, (i) shares of the Company's Preferred Stock, which shall be convertible into shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock") and (ii) warrants to purchase the Common Stock at $2.50 per share.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended by adding the following:

          Exhibit 3.  Stock Purchase Agreement.

          Exhibit 4.  Form of Certificate of Designations.

          Exhibit 5.  Form of Warrant.

                         SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 9, 1996


                         HIGH RIVER LIMITED PARTNERSHIP

                          By: RIVERDALE INVESTORS CORP., INC.

                         Its: General Partner



                          By: /s/ EDWARD E. MATTNER
                              Edward E. Mattner

                         Its: Vice President and Treasurer



                         RIVERDALE INVESTORS CORP., INC.


                          By: /s/ EDWARD E. MATTNER
                              Edward E. Mattner


                         Its: Vice President and Treasurer



                         By: /s/ CARL C. ICAHN
                             Carl C. Icahn






[Signature Page of Schedule 13D Amendment No. 2 with respect to National Energy Group, Inc.]